

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 21, 2013

<u>Via E-Mail</u>
Charles Cotter, Esq.
Holland & Hart LLP
One Boulder Plaza
1800 Broadway, Suite 300
Boulder, CO 80302

> **Re: Sprott Resource Lending Corp.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed June 19, 2013**
> **File No. 5-39844**

Dear Mr. Cotter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. We note your response to comment two in our letter dated June 13, 2013; however, we reissue our comment. Please note that as a "shell document," the Schedule 13E-3 must incorporate by reference the information contained in the information circular in answer to the items of Schedule 13E-3. Please revise so that the information disclosed under the items of the Schedule 13E-3 appears in the information circular and is incorporated by reference in the Schedule 13E-3.

<u>Information Circular</u>

2. Please revise to include the new date for the meeting, or include a place saver for the meeting date. Please also confirm that you will redisseminate the information

circular. Please refer to Rule 13e-3(f)(1)(i)(A) and (B).

3. For SRLC, Sprott and Sprott Holdco, please revise to include all of the information required by Items 1003(c), 1005(a) and 1008 of Regulation M-A for each officer, director and control person. Refer to Instruction C to Schedule 13E-3.

Summary Term Sheet, page 1

Parties to the Arrangement, page 1

4. Please revise the summary term sheet to include the full legal names for Sprott and Sprott Holdco. We note that you already include the definitions in Appendix A.

Interests of SLRC Directors and Officers in the Arrangement, page 3

5. We note your response to comment five in our letter dated June 13, 2013. Please revise the second bullet point to quantify the aggregate cash payment for options. Please revise to include a bullet point which quantifies the cash to be received for shares of SRLC stock under the arrangement.

Special Factors, page 6

Purposes, Alternatives, and Reasons, page 6

6. Please refer to the second bullet point. Please revise to further describe the complications with an unaffiliated third party acquiring SRLC.

7. Please refer to the fifth bullet point. Please revise to describe why the arrangement was "the most efficient available upstream transaction with Sprott."

Effects of the Transaction, page 6

8. Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

Background to the Arrangement, page 18

9. We note your response to comment 15 in our letter dated June 13, 2013. Please revise to identify the members of SRLC or Sprott management at the meetings

dated June 14, 2013, September 24, 2012, during the fall of 2012, February 19, 2013, March 29, 2013, and April 2 and 3, 2013. Please revise to identify any legal counsel and advisors for Sprott, Sprott Holdco, SRLC, the Special Committee, or Mr. Grosskopf. For example, we note that Sprott's advisors attended the meetings on February 19, 2013 and April 3, 2013. Further, please identify the party that Stikeman Elliott represents. In addition, please revise the background section to identify who the Interested Directors are.

10. We note your response to comment 18 in our letter dated June 13, 2013. Please revise to include the substance of your response in the background discussion regarding the proposed consideration.

Recommendation of the Board of Directors, page 22

11. We note your response to comment 19 in our letter dated June 13, 2013. Further, we note the revised disclosure that each of Sprott, Mr. Grosskopf and Sprott Holdco has expressly adopted the fairness determination of the board. Please also describe the factors considered by each of Sprott, Mr. Grosskopf and Sprott Holdco in determining fairness or if true, revise to state that each also adopts the analysis of the board. Refer to Item 1014(b) of Regulation M-A.

Fairness Opinion, page 26

12. Please revise to ensure that the reasons for selecting particular multiple ranges are described under the Comparable Trading Analysis and Precedent Transaction Analysis.

Principal and Beneficial Holders of SRLC Shares, page 31

13. Please revise to present the beneficial ownership table separately from the table describing the affiliate interest in net book value and net income. In addition, please revise to include the total number of Sprott shares being used to estimate the beneficial ownership percentage information after the arrangement.

Additional Information, page 99

14. We note your response to comment 25 in our letter dated June 13, 2013; however, we reissue our comment. Please revise to refer to the specific SEC filing and filing date for each document incorporated by reference so that security holders may better locate the information. In this regard, we note that much of the information was filed with SRLC's most recent Form 40-F and the Form 6-K filed on May 9, 2013; however, we are unable to locate the SEC filing that includes the "material change report" dated May 16, 2013.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions